# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PrimeEnergy Resources Corporation, CIK 0000056868
CUSIP: 74158E104
Title of class of securities: Common Stock (par value $0.10 per share)
Address of issuer's principal executive offices: 9821 Katy Freeway, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 01/14/2025
Filed by CIK 0001015878
Persons authorized to receive notices and communications: Robert de Rothschild, 224 Bahama Lane, Palm Beach, Florida (FL), 33480, (917) 981-7325

## Reporting persons
- de Rothschild Robert (CIK 0001015878): type of reporting person: individual (IN); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 253,471; sole dispositive power 0; shared dispositive power 253,471; aggregate amount beneficially owned 253,471 (14.8% of the class)
  Comment: The percentage ownership was calculated based on 1,717,500 outstanding shares as of November 14, 2024.
- Amrace Inc.: type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 253,471; sole dispositive power 0; shared dispositive power 253,471; aggregate amount beneficially owned 253,471 (14.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock (par value $0.10 per share)
Name of issuer: PrimeEnergy Resources Corporation
Address of issuer's principal executive offices: 9821 Katy Freeway, Houston, Texas (TX), 77024
Comment:
THIS SCHEDULE 13D IS AN AMENDMENT TO THE SCHEDULE 13D ORIGINALLY FILED BY THE REPORTING PERSONS IN 1996 AND MOST RECENTLY AMENDED ON MARCH 19, 2024 (AMENDMENT 9). THIS SCHEDULE 13D IS BEING FILED
LATE DUE TO A KNOWN TECHNICAL ISSUE WITH THE ACCESSION NUMBER FOR THE ORIGINAL SCHEDULE 13D FILING.

## Item 2. Identity and Background
Name of person filing:
i) Robert de Rothschild ("Reporting Person")
ii) Amrace Inc. ("Amrace")
Residence or business address:
224 Bahama Lane
Palm Beach, FL 33480
Present principal occupation or employment: The Reporting Person is an individual engaged in the business of private investing. Amrace is a Delaware corporation engaged in the business of private investing.
Criminal convictions in the last five years: Neither the Reporting Person nor Amrace have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Neither the Reporting Person nor Amrace have, during the last five years, been a party to a civil proeeding of a judicial or administrativebody of competent jurisdiction as a result of which the Reporting Person or Amrace was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation withrespect to such laws.
Citizenship:
i) France
ii) Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: WC

## Item 4. Purpose of Transaction
Purpose of transaction:
Since the date of the most recent Schedule 13D amendment filed by Amrace and the Reporting Person, Amrace has sold the following PNRG shares in the ordinary course of business:

August 21, 2024 (1,708) $130.27 per share (average weighted price)
August 22, 2024 (226) $130.75 per share (average weighted price)
September 5, 2024 (904) $132.0003 per share (average weighted price)
September 6, 2024 (100) $132 per share
September 9, 2024 (1,370) $127 per share
September 13, 2024 (2,976) $134 per share
September 17, 2024 (2,716) $132.9251 per share (average weighted price)
January 13, 2025 (3,446) $205,3973 per share (average weighted price)
January 14, 2025 (2,000) $205.0889 per share (average weighted price)
January 15, 2025 (2,311) $215.0336 per share (average weighted price)
January 16, 2025 (412) $213.3934 per share (average weighted price)
January 17, 2025 (1,831) $213.6862 per share (average weighted price)
January 31, 2025 (3,297) $219.7192 per share (average weighted price)

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 14.8%
Number of shares as to which each person has sole or shared power to vote or dispose: 253,471
Transactions in the class effected during the past sixty days: Shares were sold from August 21, 2024, through January 31, 2025, in the ordinary course of business
Other persons with the right to receive dividends or sale proceeds: See Item 2(a)
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- de Rothschild Robert: /s/ Robert de Rothschild, /s/ Robert de Rothschild (02/04/2025)
- Amrace Inc.: /s/ Robert de Rothschlid, Amrace Inc. by Robert de Rothschild Sole Officer (02/04/2025)